

June 2, 2015

<u>Via E-mail</u>
Daniel H. Cushman
President and Chief Executive Officer
P.A.M. Transportation Services, Inc.
297 West Henri De Tonti Blvd.
Tontitown, Arkansas 72770

> **Re:** **P.A.M. Transportation Services, Inc.**
> **Tender Offer Statement on Schedule TO**
> **Filed May 22, 2015**
> **File No. 005-39193**

Dear Mr. Cushman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Exhibit (a)(1)(A) -- Offer to Purchase

Proration, page 3

1. Disclosure indicates that you do not expect to be able to announce the final proration factor or commence payment until up to ten business days after expiration. We do not believe that this time period is consistent with Rule 14e-1(c). Please revise accordingly.

Determination of Validity…, page 7

2. Disclosure indicates that, by tendering shares, security holders agree to accept all decisions you make concerning the noted matters and waive any right that they might otherwise have to challenge those decisions. Please revise to indicate that security

holders may challenge your determinations in a court of competent jurisdiction and to eliminate any impermissible waivers under Section 29(a) of the Securities Exchange Act of 1934.

<u>Withdrawal Rights, page 9</u>

3.   Disclosure indicates that security holders may withdraw tendered shares at any time after the end of the day, 12:00 midnight, Eastern time, on July 21, 2015. Please revise to change this date to July 20, 2015, or advise how you made this determination. Refer to Rule 13e-4(a)(3).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: <u>Via E-mail</u>
       C. Douglas Buford, Jr., Esq.
       Mitchell, Williams, Selig, Gates & Woodyard, P.L.L.C.